PROMISSORY NOTE


  $2,130,000                                                   November 20, 1995


            FOR VALUE RECEIVED, the undersigned hereby promises to pay to the order of Michael E. Heisley or any successor holder (the "Holder"), the principal sum of Two Million, One Hundred Thirty Thousand Dollars ($2,130,000), plus interest at the Interest Rate (as defined below) on the demand of the Holder. The Interest Rate shall equal the interest rate payable by Michael E. Heisley to Bank of America Illinois pursuant to the November 20, 1995 Demand Promissory Note. This Note reflects a $5,000 financing fee payable to the Holder.

            The undersigned shall have the right to prepay this Note in whole or in part, without penalty of any kind.

            The undersigned agrees, subject only to any limitation imposed by applicable law, to pay all costs of collection, including reasonable attorneys' fees and legal expenses, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder that are not paid when due whether by acceleration or otherwise.

            This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.



                                /s/ Michael E. Heisley, Jr.
                                Michael E. Heisley, Jr.